July 14, 2016

VIA EDGAR

Legal Branch Chief, Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Era Anagnosti

Re:	Wesbanco, Inc. Registration Statement on Form S-4 (File No. 333-211833) Request for Acceleration of Effectiveness

Dear Ms. Anagnosti:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Wesbanco, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced registration statement be accelerated so that it will become effective at 2:00 p.m., Eastern Time, on Monday, July 18, 2016, or as soon as practicable thereafter.

In connection with this request, the Company hereby acknowledges the following:

(i)	Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

(iii)	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this request to Paul C. Cancilla ((412) 355-6277; paul.cancilla@klgates.com) of K&L Gates LLP. In addition, please notify Mr. Cancilla when this request for acceleration has been granted.

WesBanco, Inc.
1 Bank Plaza
Wheeling, WV 26003-3565
(304)234-9000
Fax: (304) 234-9450

Ms. Era Anagnosti

Securities and Exchange Commission

July 14, 2016

Sincerely,

WESBANCO, INC.

By:	/s/ Todd F. Clossin
Todd F. Clossin
President and Chief Executive Officer